

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546   June 27, 2017

<u>Via Email</u>
Mario Bonaccorso
Executive Vice President and Chief Financial Officer
90 Pitts Bay Road HM 08
Pembroke, Bermuda

> **Re: PartnerRe Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 5, 2017**
> **File No. 001-14536**

Dear Mr. Bonaccorso:

We have reviewed your May 22 and June 12, 2017 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2017 letter.

<u>Item 18 Financial Statements</u>
<u>Notes to Consolidated Financial Statements</u>
<u>8. Non-life and Life and Health Reserves, page 126</u>

1. Please refer to the separate tables for property and casualty that you provided in your June 12, 2017 response to prior comment four for which we have the following observations:
   - Duration for property is substantially shorter than for casualty, which results in the amount and timing of their net paid losses and loss expenses differing significantly.
   - Development for property can differ significantly from development for casualty. For example, favorable development in 2016 for accident year 2014 for property is significantly disproportional to the accident year's prior year liability and incurred losses and loss expense when compared to that for casualty.
   - The trend in the amount of initial incurred losses and loss expense from accident year to accident year for property can differ significantly from that for casualty. For example, the initial losses and loss expense for accident year 2014 for property

decreased 25% as compared to that for accident year 2013, while it increased 12% for casualty.

Considering the significance of the amounts for property and casualty on a separate basis to the consolidated amounts as well as the observations above, it appears that the aggregation of property and casualty obscures meaningful information about the amount, timing and uncertainty of cash flows. As such, we believe that property and casualty should be disaggregated under ASC 944-40-50-4H into separate tables that present information required by ASC 944-40-50-4B and 50-4Da. Please confirm that you will present such separate tables for property and casualty in future Forms 20-F.

2. You state in your June 12, 2017 response to prior comment four that the casualty loss development table includes products which bundle property and casualty reinsurance risks. We note your statement that it is "impractical to separate" these products due to your receipt of single premiums for combined property and casualty reinsurance risks. Please tell us more specifically why, for these products, you are not able to assign amounts specified under ASC 944-40-50-4B and 50-4Da. to either the property or casualty table, as applicable, or confirm that you will do so in future Forms 20-F.

You may contact Ibolya Ignat, Senior Staff Accountant, at (202) 551-3636 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance